SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

02 May 2014

 LLOYDS BANKING GROUP plc
 (Translation of registrant's name into English)

5th Floor
25 Gresham Street
London
EC2V 7HN
United Kingdom

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F..X..     Form 40-F.....

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes .....      No ..X..

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule
12g3-2(b): 82- ________

Index to Exhibits

2 May 2014

LLOYDS BANKING GROUP ANNOUNCES BOARD CHANGES

David Roberts has informed the Board of Lloyds Banking Group plc (the "Company") of his intention to retire from the Board on 14 May 2014 to take up the position as a non-Executive Director and Chairman-Elect of Nationwide Building Society with effect from 1 September 2014. Accordingly, shareholder approval will no longer be sought for his re-election as a director of the Company at the 2014 Annual General Meeting.

Lord Blackwell, Chairman said: "I and the Board will be sorry to lose David but understand that this is a great opportunity for him and a great gain for Nationwide. David has made an outstanding contribution to the Group as Deputy Chairman and Chairman of the Risk Committee and we wish him well in his future role."

David Roberts said: "It has been a privilege to serve as a Board member and since May 2012 as Deputy Chairman. The Group has undergone a significant period of transformation over the last few years and I leave the business as a much strengthened, low risk retail and commercial bank and Insurance business."

The Board has decided to appoint Anita Frew, a non-Executive Director since December 2010, as Deputy Chairman with effect from 14 May 2014. Anita will take on David's additional responsibilities as Chair of the Risk Committee and as a member of the Remuneration Committee.

Lord Blackwell said: "Anita has made a tremendous contribution as a non-Executive Director and, in her role as Chairman of our Responsible Business Committee, has demonstrated great drive and leadership in shaping our 'Helping Britain Prosper' plan. Anita has extensive Board experience through her senior roles in banking, asset management and manufacturing. I am very grateful to her for agreeing to take on these additional responsibilities."

For further information:

Investor Relations
Charles King +44 (0) 20 7356 3537
Investor Relations Director
Email: charles.king@finance.lloydsbanking.com

Corporate Affairs
Matt Young +44 (0) 20 7356 2231
Group Corporate Affairs Director
Email: matt.young@lloydsbanking.com

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                                                                                                                LLOYDS BANKING GROUP plc
                                                                                                                                                (Registrant)

                                                                                                                                                 By: Charles King
                                                                                                                                                 Name: Charles King

                                     Title: Investor Relations Director

Date: 02 May 2014